

SECUR[illegible]SSION

12062232

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/27/12 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSV ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 N. MICHIGAN AVENUE, SUITE 3520
(No. and Street)

CHICAGO	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH QUAZZO (312) 397-0071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBORAH QUAZZO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSV ADVISORS, LLC, as of JUNE 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
LORRAINE HEART
Notary Public, State of Illinois
My Commission Expires 03-03-13

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSV ADVISORS, LLC

FINANCIAL STATEMENTS

JUNE 30, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member of
GSV Advisors, LLC
Chicago, IL

I have audited the accompanying statement of financial condition of GSV Advisors, LLC as of June 30, 2012, and the related statements of income, changes in member's equity, and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSV Advisors, LLC as of June 30, 2012, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 17, 2012

GSV ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash	$ 477,691
Receivable from noncustomers	57,041
Prepaid expenses	4,856
Security Deposit	10,000
Nonmarketable securities	120,000
Furniture, equipment, and leasehold improvements at cost less accumulated depreciation ($941)	31,048
Total assets	$ 700,636

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 50,207
Total liabilities	50,207
Member's equity	650,429
Total liabilities and member's equity	$ 700,636

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC

STATEMENT OF INCOME (LOSS)

FOR THE PERIOD MARCH 27 THROUGH JUNE 30, 2012

Revenues:	
Consulting income	$ 55,000
Fee income	1,429,901
Total Revenue	1,484,901
Expenses:	
Employee compensation and benefits	299,043
Professional fees	86,038
Communication expenses	3,498
Occupancy expenses	20,425
Other operating expenses	264,892
Total expenses	673,896
Net income (loss)	$ 811,005

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD ENDED JUNE 30, 2012

Member's equity at beginning of period	$ 214,424
Net income (loss)	811,005
Member's distributions	(375,000)
Member's equity at end of period	$ 650,429

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2012

Cash flows from operating activities:		
Net income (loss)		$ 811,005
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	941	
Increase in receivable from noncustomers	(30,000)	
Increase in prepaid expenses	(4,856)	
Increase in accounts payable	$ 39,097	
Total adjustments		5,182
Net cash provided (used) by operating activities		816,187
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Distribution to members	(375,000)	
Net cash provided (used) by financing activities		(375,000)
Net increase in cash		441,187
Cash at beginning of period		36,504
Cash at end of period		$ 477,691

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GSV ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on December 30, 2008 as a Illinois limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's office is in Chicago, IL and the primary focus of the company is on private placements and investment banking. As a limited liability company the member' liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.
Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the period ended June 30, 2012 was $941.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events
Management had evaluated subsequent events through August 17, 2012, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $427,484 at June 30, 2012, which exceeded required net capital of $5,000 by $422,484. The ratio of aggregate indebtedness to net capital at June 30, 2012 was 11.7%

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

NOTE 4- CHANGE OF OWNERSHIP OF FINRA LICENSE

On March 26, 2012 the Company purchased the FINRA license of Indus Advisory Partners, LLC. Therefore, the audit requirement for the Company began on the day the license was transferred and the dates on the statement of income reflect this shorten period.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $227,691 at June 30, 2012.

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. Approximate future minimum lease payments of all non-cancelable operating leases for the next year is as follows:

Year Ending June 30,	Amount
2013	$ 71,407
Total	$ 71,407

Rent expense for the office space for the period ending June 30, 2012 was $19,484.

On July 31, 2012 the Company signed a new lease for the office space and equipment effective as of July 1, 2012. The new lease also increased the amount of square footage the Company will have available, so the commitment for future minimum lease payments for the next five years changed as follows:

Year Ending June 30,	Amount
2013	$130,830
2014	160,823
2015	195,223
2016	201,081
2017	207,109
Total	$ 895,066

GSV ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED JUNE 30, 2012

GSV ADVISORS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2012

Total ownership equity from statement of financial condition	$	650,429
Total nonallowable assets from statement of financial condition		222,945
Net capital before haircuts on securities positions		427,484
Haircuts on securities		-
Net capital		427,484
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	50,207
Total aggregate indebtedness	$	50,207
Percentage of aggregate indebtedness to net capital		11.7%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	3,347
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	422,484
Excess net capital at 1000%	$	422,463

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

GSV ADVISORS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

SCHEDULE III

GSV ADVISORS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

GSV ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2012

GSV Advisors, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Member
GSV Advisors, LLC

In planning and performing my audit of the financial statements of GSV Advisors, LLC, for the period ended June 30, 2012, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by GSV Advisors, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by GSV Advisors, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because GSV Advisors, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at June 30, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, NH
August 17, 2012

GSV ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

To the Member of GSV Advisors, LLC

Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Period Ended June 30, 2012, which were agreed to by GSV Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating GSV Advisors, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). GSV Advisors, LLC's management is responsible for the GSV Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended June 30, 2012, with the amounts reported in Form SIPC-7 for the period ended June 30, 2012 noting that the differences are due to the change in license holders and the reporting period differences between the audited financials (March 27, 2012 – June 30, 2012) and the Form SIPC-7 (July 1, 2011 – June 30, 2012);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

August 17, 2012

GSV ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$3,733**
Less Payments Made:		
Date Paid	**Amount**	
PY Overpay	**$ (137)**	
		(137)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$3,596**
Payment made with Form SIPC 7		**$3,596**

See Accountant's Report

GSV ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2012

Total revenue	**$1,493,180**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**2**
Total deductions	**$ 2**
SIPC NET OPERATING REVENUES	**$1,493,178**
GENERAL ASSESSMENT @ .0025	**$ 3,733**

See Accountant's Report